UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, DC 20549
                   SCHEDULE 13G

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
     THERETO FILED PURSUANT TO RULE 13d-2(b)

             BANKATLANTIC BANCORP INC.
                 (Name of Issuer)


                   COMMON STOCK
          (Title of Class of Securities)

                    065908501
                  (CUSIP Number)

            AIG SoundShore Holdings Ltd.
          c/o DKR Management Company Inc.
             1281 East Main Street
          Stamford, Connecticut 06902
                 (203) 324-8400

  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)


                  May 10, 2001
(Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of  the Securities Exchange Act of 1934
("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 065908501

1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

AIG SoundShore Holdings Ltd.
IRS # - 98-0191909

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)


3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares beneficially owned by each reporting
Person with

5. Sole Voting Power

9,731,000 corporate bonds convertible into 1,707,193 shares of common stock

6. Shared Voting Power	0

7. Sole Dispositive Power

9,731,000 corporate bonds convertible into 1,707,193 sharesof common stock

8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each
Reporting Person


9,731,000 corporate bonds convertible into 1,707,193 shares of common stock


10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.10% of Common Stock

12. Type of Reporting Person (See Instructions) CO


CUSIP No. 065908501

Item 1:	Security and Issuer

1(a) 	Name of Issuer
BankAtlantic Bancorp Inc.

1(b)	Address of Issuer's Principal Executive Offices
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

AIG SoundShore Holdings Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:

29 Richmond Road
Pembroke, HM08 Bermuda

2(c)	Citizenship/ Corporation organized

A corporation organized and existing under the Companies Act of 1981 of Bermuda

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

065908501

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

N/A (Filing as a Passive Investor)
a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

The corporate bonds do not have any voting rights.
As of May 10, 2001, an aggregate of 9,731,000 corporate bonds convertible into 1,707,193 shares of common stock were beneficially owned by AIG SoundShore
Holdings Ltd.  AIG SoundShore Holdings Ltd.
disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

5.10 %

(The percentage was calculated by dividing 1,707,193 shares if common stock held by AIG SoundShore
Holdings Ltd. upon exercise of the corporate bonds by 33,448,197 (which represents the sum of 31,741,000 shares (outstanding based on the latest information provided by Bloomberg) and 1,707,193 shares(representing the number of shares that would be held by AIG
SoundShore Holdings Ltd. upon the exercise of the corporate bond).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

9,731,000 corporate bonds convertible into 1,707,193 shares of common stock


CUSIP No. 065908501

(ii)	Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

9,731,000 corporate bonds convertible into 1,707,193 shares of common stock

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:  Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6: Ownership of More than Five percent on Behalf of Another Person.

Basso Securities Ltd. ("Basso") has entered into an Advisory Services Agreement with DKR Management Company
Inc.(DKRMCI), a registered investment adviser, to act as the portfolio manager to AIG SoundShore Holdings Ltd.
(the "Fund"), a fund managed by DKRMCI. As such, DKRMCI, the investment advisor to the Fund and Basso
Securities Ltd., the portfolio manager, has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security. Form 13G has been filed by DKRMCI and Basso reflecting AIG SoundShore Holdings Ltd.'s position in this security and positions in this security held by other funds to which DKRMCI acts as the investment manager and Basso acts as the portfolio manager.

Item 7: Reported on By the 	Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable



CUSIP No. 065908501

Item 8: Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	April 17, 2001

/s/ Anthony Giordano

Anthony Giordano
Director